SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 9, 2023
KT Corporation

By:	/s/ Seunghoon Chi
Name:	Seunghoon Chi
Title:	Vice President

By:	/s/ Sanghyun Cho
Name:	Sanghyun Cho
Title:	Director

Decision to Retire Treasury Shares

	1. Estimated number of shares to be retired	2,962,962 common shares (held as treasury shares)

	2. Total number of shares issued	261,111,808

	3. Par value per share (KRW)	5,000

	4. Estimated total amount of retirement (KRW)	100,000,000,000

	5. Buyback period for the retirement	From February 10, 2023 to August 9, 2023

	6. Method of buyback	Buyback pursuant to a trust agreement

	7. Expected date of retirement	August 10, 2023

	8. Agent under the trust agreement	Shinhan Securities Co., Ltd.

	9. Date of resolution by the Board of Directors	February 9, 2023

-Attendance of outside directors (No.)	Present (No.)	7
	Absent (No.)	0

	- Attendance of auditors (auditors who are not outside directors)	-
	10. Additional Details Relevant to Investment Consideration

- Legal basis of retirement of treasury shares : Article 343 Paragraph 1 of the Commercial Act

- This share retirement is to acquire and retire treasury shares within the profit available for dividend payment, and there is no decrease in capital.

- Number of shares to be retired in Item 1 above is calculated based on the closing price (KRW 33,750) of the company’s shares on the day before the resolution by the Board of Directors (February 8, 2023). The number of shares to be retired and the retirement amount may change pursuant to changes in the company’s share price.

- Estimated total amount of retirement in Item 4 above is based on the amount of retirement specified under the resolution of the Board of Directors passed today.

- Additional details are included in today’s filing related to ‘Decision to Enter into a Trust Agreement for the Acquisition of Treasury Shares’. * Pursuant to the trust agreement, an aggregate amount of KRW 300 billion of treasury shares is expected to be repurchased within six months. On August 10, 2023, we plan to retire treasury shares related to KRW 100 billion of such buyback.

- Expected date of retirement indicated in Item 7 above may be adjusted based on termination of the trust agreement.

- Related to Item 9 above, the company’s audit committee is made up of all outside directors.